02014059

1167598

NO ACT
P.E 1-24-02
132-02328

February 13, 2002

DC

Act 34
Section 12(g)
Rule
Public Availability 2-13-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: InFlow Group, Inc.
Incoming Letter dated January 24, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, which arose at the end of the Company's last fiscal year end, with respect to options granted and to be granted pursuant to the Company's amended 1997 Stock Option/Stock Issuance Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the Company first registers any class of its securities under the Securities Act of 1933 or until the Company becomes subject to the reporting requirements of the Exchange Act with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2002

Richard R. Plumridge
Brobeck, Phleger & Harrison LLP
370 Interlocken Boulevard
Suite 500
Broomfield, Colorado 80021

Re: InFlow Group Inc.

Dear Mr. Plumridge:

In regard to your letter of January 10, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Brobeck

ATTORNEYS AT LAW

January 24, 2002

Brobeck, Phleger & Harrison LLP
370 Interlocken Boulevard
Suite 500
Broomfield, Colorado 80021
DIRECT 303.410.2014
FAX 303.410.2199
rplumridge@brobeck.com
www.brobeck.com

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH AVENUE
WASHINGTON, DC 20549
ATTENTION: ROBERT PLESNARSKI

Re: Request for Exemptive Relief under Section 12(h) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of InFlow Group, Inc., a Delaware corporation (the "Company"), we hereby apply for an exemption or no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act with respect to certain stock options the Company has granted, and may grant in the future in the manner and subject to the terms and conditions set forth below, to employees, non-employee members of the board of directors, consultants and other independent advisors of the Company or its majority-owned direct and indirect subsidiaries under the InFlow, Inc. 1997 Stock Option/Stock Issuance Plan, as subsequently amended and assumed by the Company on February 27, 2001 (the "Stock Plan") in connection with the reorganization of Inflow, Inc.

PART ONE – BACKGROUND

InFlow Group, Inc. and Its Subsidiaries

The Company was incorporated on January 25, 2001 to serve as the holding company of InFlow, Inc. and certain other wholly owned subsidiaries. The Company is a leading provider of Internet Data Centers (a secure environment offering customized physical space and network connections for its customers' computer equipment) and managed services. The Internet Data Centers are designed for critical Internet business applications, providing Internet access through multiple networks and backup systems. Prior to the Reorganization (as described below), the operations of the Company were conducted through InFlow, Inc. and its subsidiaries.

On February 27, 2001, the Company and InFlow, Inc. consummated a corporate reorganization (the "Reorganization") pursuant to which the stockholders of InFlow, Inc. became stockholders of the Company, and InFlow, Inc. became a wholly owned subsidiary of the Company. In connection with the Reorganization, the Company assumed the Stock Plan and all the outstanding stock options thereunder. Certain references herein to the term "Company" with respect to periods prior to the Reorganization are deemed to mean and refer to InFlow, Inc.

The Company's authorized capital consists of One Hundred Twenty-Nine Million One Hundred Sixty Thousand (129,160,000) shares of common stock, par value $0.001, Three Million Three Hundred Ten Thousand (3,310,000) shares of Series A preferred stock, par value $0.001, Three Million Three Hundred Ten Thousand (3,310,000) shares of Series A-1 preferred stock, par value $0.001, Seven Million (7,000,000) shares of Series B preferred stock, par value $0.001, Seven Million (7,000,000) shares of Series B-1 preferred stock, par value $0.001, Seven Million Six Hundred Ten Thousand (7,610,000) shares of Series C preferred stock, par value $0.001, Seven Million Six Hundred Ten Thousand (7,610,000) shares of Series C-1 preferred stock, par value $0.001, Five Million (5,000,000) shares of Series D-1 preferred stock, par value $0.001, and Three Million (3,000,000) shares of Series D-2 preferred stock, par value $0.001. As of July 31, 2001, the Company's issued and outstanding capital stock consisted of 7,252,955 shares of common stock, 394,953 shares of Series A preferred stock, 2,915,000 shares of Series A-1 preferred stock, 574,713 shares of Series B preferred stock, 6,321,839 shares of Series B-1 preferred stock, no shares of Series C preferred stock, 7,609,757 shares of Series C-1 preferred stock, 4,555,736 shares of Series D-1 preferred stock and 2,386,886 shares of Series D-2 preferred stock.

The Company's outstanding common stock is held by approximately 110 stockholders, and the Company's outstanding preferred stock is held by approximately 61 stockholders. Approximately 98.5% of the outstanding capital stock of the Company is beneficially held by institutional and accredited investors and executive officers and directors of the Company.

We are of the opinion that the common stock and preferred stock are not part of the same class of securities as the options granted to date or to be granted in the future under the Stock Plan. We are also of the opinion that the capital stock of each of the Company's subsidiaries (each of which is a direct or indirect wholly-owned subsidiary of the Company) are not part of the same class of securities as the options granted to date or to be granted in the future under the Stock Plan. Accordingly, the scope of relief we are requesting on behalf of the Company does not include the Company's common stock or preferred stock or the capital stock of the Company's subsidiaries.

The Company had more than $10 million in total assets as of December 31, 2000, the last day of its most recently completed fiscal year.

As of July 31, 2001, the Company, together with its subsidiaries, employed approximately 496 full-time and 12 part-time individuals.

The Company has expressed its intention to become a public company within the next several years, although no specific dates have been set, and the Company has not contractually committed to ever becoming a public company. The Company previously filed a registration statement on Form S-1 (Registration No. 333-30684) with the Securities and Exchange Commission on February 18, 2000. That registration statement was subsequently amended on March 28, 2000, May 12, 2000 and August 31, 2000 and ultimately withdrawn upon the Company's application for order of withdrawal filed on October 27, 2000 in accordance with Rule 477 promulgated under the Securities Act of 1933 Act, as amended (the "Securities Act").

PART TWO – THE STOCK PLAN

The Stock Plan

The board of directors and stockholders of Inflow, Inc. (the Company's predecessor) adopted and approved the Stock Plan on November 25, 1997. The Stock Plan was subsequently amended on April 2, 1999 to increase the size of the share reserve from 360,000 to 704,168 shares of common stock and again on May 5, 2000 to increase the size of the share reserve from 704,168 to 2,685,000 shares of common stock. After giving effect to the 2-for-1 split of the common stock which occurred on September 8, 2000, the size of the share reserve increased to 5,370,000 in accordance with the provisions of the Stock Plan. The Stock Plan was subsequently amended on May 15, 2001 to increase the size of the share reserve from 5,370,000 to 5,920,000 shares of common stock and again on July 30, 2001 to increase the size of the share reserve from 5,920,000 to 7,700,000 shares of the Company's common stock eligible for issuance under the Stock Plan. All employees, non-employee members of the board of directors and individuals who served as consultants or independent advisors of the Company and its majority-owned subsidiaries, who qualify to receive options under Rule 701 promulgated under the Securities Act ("Rule 701"), are eligible to participate in the Stock Plan. The Stock Plan is currently the only equity compensation plan of the Company and its subsidiaries.

As of December 31, 2000, options for 3,517,189 shares of the Company's common stock were outstanding under the Stock Plan. As of the last day of the Company's most recently completed fiscal year, those options were held by approximately 564 eligible participants who qualified to receive options under Rule 701.

The Stock Plan gives the Company's board of directors or a committee of the board (the "Plan Administrator") discretion (subject to the express provisions of the Stock Plan) to select the eligible individuals who are to receive the option grants under the Stock Plan, the number of shares subject to each such grant, the exercise price payable per share, the vesting schedule for the option and the maximum term for which the option is to remain outstanding. To date, all options granted under the Stock Plan have substantially the same terms governing their exercisability, vesting and termination. The principal terms and provisions in effect for the currently outstanding options under the Stock Plan and for options granted under the Stock Plan in the future so long as the Company is relying on the relief requested hereby may be summarized as follows:

1. The exercise price for each outstanding option is at least equal to the fair market value of the Company's common stock on the grant date, as determined by the Plan Administrator. The exercise price may be paid in cash or by check. Alternatively, the exercise price may be paid with a promissory note payable to the Company, if authorized by the Plan Administrator. Should the Company's common stock be registered under Section 12 of the Exchange Act at the time of exercise, then the exercise price may be paid with existing shares of the Company's common stock owned by the optionee or through a cashless exercise procedure involving the same-day sale of the purchased shares.

2. Each option has a maximum term of ten years measured from the grant date, subject to earlier termination following the optionee's cessation of employment or service with the Company.

3. Each option is immediately exercisable for all the option shares. However, any shares purchased under the option will be subject to repurchase by the Company, at the original option exercise price paid per share, should the optionee leave the Company's employ or service prior to vesting in those shares.

4. The option shares typically vest over a four-year period, measured from either the grant date of the option or the optionee's date of hire. Typically upon completion of one year of service measured from the applicable date, 25% of the option shares will vest, and the balance will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each the next 36 months of service thereafter. For purposes of the Stock Plan, the optionee will be deemed to continue in service with the Company for so long as he or she renders services to the Company or any wholly-owned or majority-owned subsidiary of the Company or any parent of the Company, either as an employee, a non-employee member of the board of directors, a consultant or an independent advisor.

5. The Company has reserved a right of first refusal with respect to any proposed sale or other disposition of ***vested*** shares of common stock issued under the Stock Plan. Pursuant to the stock purchase agreement executed by option holders upon the exercise of their options, such right of first refusal will lapse upon the earliest to occur of (a) the first date on which shares of the Company's common stock are held of record by more than five hundred (500) persons, (b) a determination is made by the Company's board of directors that a public market exists for the outstanding shares of common stock; provided, however, so long as the Company is relying on the relief granted in response to this request the Company hereby agrees not to make such a determination or (c) the consummation of a firm commitment underwritten

public offering, pursuant to an effective registration statement under the Securities Act, covering the offer and sale of the common stock in the aggregate amount of at least ten million dollars ($10,000,000). ***Unvested*** shares cannot be transferred, except to family members (as defined by Rule 701(c)(3)) who acquire such shares through gifts or domestic relations orders, as permitted within the parameters of Rule 701, but only with the Company's consent and subject to the Company's continuing repurchase and first refusal rights with respect to the transferred shares.

6. The Company's obligation to issue common stock upon the exercise of the outstanding options under the Stock Plan is subject to all applicable laws, rules and regulations and approvals from any governmental agency that may be required, including the effectiveness of any registration statement required under the Securities Act.

7. If the optionee's service terminates for any reason, his or her option will immediately terminate with respect to all unvested shares subject to that option.

8. If the optionee terminates service while holding an option for vested shares, he or she will have a limited period following such termination of service in which to exercise the option for those vested shares. The applicable time period will be determined as follows:

   (a) If the optionee's service terminates for any reason other than death or disability, the option will remain exercisable for a three-month period following the termination date.

   (b) If the optionee's service terminates by reason of death, then the personal representative of the optionee's estate or the person to whom the option is transferred pursuant to the optionee's will or the laws of inheritance (or the designated beneficiaries of that option, if any) will have a 12-month period measured from the date of the optionee's death in which to exercise the option.

   (c) If optionee's termination is due to disability, then his or her option will remain exercisable for a six-month period measured from the date of such termination (with an additional six-month period in the case of permanent disability).

   (d) In no event will the option be exercisable after the expiration date of the ten-year option term.

9. Option holders under the Stock Plan will have no voting or other stockholder rights until they exercise their options and become the holders of record of the purchased shares.

10. The options are not assignable or transferable, except by will or by the laws of inheritance following the optionee's death.

11. The Company has not, and shall not during the period the exemptive relief requested by this letter is in effect, issue any SARs or other similar rights in connection with the options.

12. In the event the Company were to be acquired by merger or consolidation (pursuant to a transaction in which securities possessing more than 50% of the total combined voting power of the Company's outstanding securities are transferred) or sale, transfer or other disposition of substantially all of the Company's assets or capital stock or in the event there should be a change in ownership of securities representing more than 15% of the total voting power of the Company's outstanding securities pursuant to a tender or exchange offer (with each such event to be hereinafter designated a "Change in Control" transaction), then the shares of the Company's common stock subject to each outstanding option would immediately vest, unless (a) the option is assumed replaced by the acquiring company or (b) the option is replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested portion of the option at the time of the Change in Control transaction and provides for subsequent payout of that spread in accordance with the same vesting schedule applicable to such option. The options themselves would terminate unless the acquiring entity assumed those options or otherwise continued them in effect following the Change in Control transaction.

We note that in a recently released ***Update to the Current Issues and Rulemaking Projects Outline*** dated March 29, 2001 (the "March 2001 Update"), the Securities and Exchange Commission (the "Commission") indicated that one of the conditions for the exemptive relief provided under Section 12(h) of the Exchange Act is that "the stock received on exercise of the options may not be transferable, except back to the company or in the event of death or disability." As previously indicated, ***unvested*** shares issued under the Stock Plan cannot be transferred, except to family members (as defined by Rule 701(c)(3)) who acquire such shares through gifts or domestic relations orders, as permitted within the parameters of Rule 701. We believe that such limited transfers as allowable under Rule 701 should not be deemed to be in violation of the foregoing condition of the March 2001 Update; otherwise, companies such as the Company which relied on the transferability provisions of Rule 701 in structuring the option grants and stock issuances under their plans would now be denied the benefit of exemptive relief under Rule 12(h).

In addition, the Stock Plan is structured so that should an individual terminate service while any of the shares issued to him or her under the Stock Plan are unvested, then the Company will have the right to repurchase those unvested shares at the original purchase price paid per share, whether those shares are at the time held by such individual or any of his or her family members or family trusts to which those shares may have been transferred. The Company hereby undertakes to repurchase all unvested shares held by individuals (or their family members or family trusts) who terminate employment during the period the exemptive relief requested under this letter is in effect. Accordingly, the Company believes the unvested shares issued under the Stock Plan should be deemed to be in compliance with the transfer restrictions mandated by the Commission in the March 2001 Update.

As to ***vested*** shares, the Company does not believe it would be permissible under state law to impose an absolute restriction on their transferability until such time as those shares become publicly traded. Such a restriction would likely be deemed to be an unreasonable restraint on the alienation of those shares under applicable state law. The Company instead has imposed a right of first refusal which will allow the Company to match any third party bona fide offer the individual may receive for the sale or other disposition of his or her vested shares, other than gifts to family members or family trusts. The Company hereby undertakes to exercise such first refusal right with respect to all such proposed sales or dispositions of the vested shares (other than gifts to family members or family trusts) during the period the exemptive relief requested by this letter is in effect, provided such repurchases will not result in any material adverse accounting consequences to the Company. The Company would incur such adverse accounting treatment were the Company to repurchase shares which have not been outstanding for at least six months prior to the repurchase date. Under the accounting principles established by FASB Interpretation No. 44 and EITF Issue No. 00-23, the Company would be subject to variable price accounting with respect to the issued shares under the Stock Plan if those shares were expected to be repurchased within six months after the date those shares were issued or (if later) the date they vested.

Under variable price accounting, the Company would have to report a direct compensation charge equal to the amount paid to repurchase the shares less the purchase price paid for those shares upon their issuance under the Stock Plan. In other words, all the appreciation on the repurchased shares would be a compensation expense to the Company. In order to avoid the potential for this adverse accounting treatment while at the same time addressing the Commission's concerns that the vested shares do not become freely transferable, the Company hereby makes the following commitment to be in effect while the exemptive relief sought by this letter is in effect:

> The Company will either exercise its first refusal right or assign its first refusal rights with respect to any vested shares which would otherwise subject the Company to variable price accounting upon repurchase to one or more of its affiliates who commit to exercise that right of first refusal.

Through this Company commitment either to repurchase vested shares pursuant to its first refusal rights or to assign those rights to an affiliate of the Company who will exercise those rights, the Company believes that it has established a fair and reasonable mechanism by which it can regulate the transferability of the vested shares issued under the Stock Plan without violating applicable state law prohibitions on the transferability of vested property.

Because of these restrictions on the transferability of the vested and unvested shares issued under the Stock Plan and the limited transferability of the options (i.e., the options are transferable only upon death), the Company believes that the options under the Stock Plan do not contain any provisions which would allow a market or methodology to develop for those options or which would otherwise allow the option holders to receive any consideration or compensation for their options prior to the completion of a public offering of the Company's common stock or consummation of a Change in Control transaction. Any liquidity opportunity prior to such a public offering or Change in Control transaction would only arise in the limited context of the exercise of first refusal rights by the Company or one of its affiliates with respect to any proposed sale or disposition of the vested shares acquired under those options.

You may rely upon the foregoing summary of the terms of the Stock Plan and the agreements evidencing the options granted and to be granted under that plan. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Stock Plan in that summary. The Company undertakes that it will not amend any material term of the Stock Plan or the outstanding options or the stock option agreements thereunder, as those terms have been described in the foregoing summary, so long as the Company is relying on the relief granted in response to this request, except that the Company may, in its sole discretion, effect one or more of the following amendments to facilitate the future administration of the Stock Plan:

(1) increase the size of the share reserve of common stock issuable under the Plan;

(2) amend the repurchase right applicable to unvested shares, effective for unvested shares issued pursuant to future option grants made under the Stock Plan, so that the price payable by the Company for those unvested shares will be the ***lower*** of (a) the purchase price paid for those shares or (b) the fair market value of those shares at the time of repurchase; and

(3) amend the bylaws of the Company so that all shares of the Company's common stock must be held for at least six months after the date of issuance or (if later) the date of vesting before those share can be sold or made the subject of any other disposition, other than a gift to family members or family trusts.

PART THREE – LEGAL ANALYSIS

Securities Act Exemptions

The Company believes that the options granted under the Stock Plan and the options to be granted thereunder to all eligible participants are and will be exempt from the registration requirements of the Securities Act by reason of Section 4(2), Regulation D and/or Rule 701. Any options granted in the future will continue to be issued in compliance with the Securities

Act. All current and future Stock Plan participants would qualify to receive options under Rule 701. Although the Company believes that the option grants are and will be so exempt from the registration requirements of the Securities Act, the Company acknowledges that those options were held by 500 or more persons at the end of the Company's fiscal year ended December 31, 2000, and the Company may be required to register the options under Section 12(g) of the Exchange Act, unless the Company is granted exemptive or no-action relief from such requirement pursuant to Section 12(h) of the Exchange Act.

Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer which meets the jurisdictional requirements of the Exchange Act and has total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "1964 Amendments"). Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

1. The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

2. A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

3. A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

4. A subsequent release of the Commission indicates that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

The above authorities suggest that it was not the intent of Congress to require Exchange Act registration of an equity security unless that security was "publicly traded" or "traded in the over-the-counter market" or was the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

Authority of Commission to Grant Relief

Section 12(h) of the Exchange Act authorizes the Commission to exempt an issuer from the registration requirements of Section 12(g) if the Commission finds, "by reason of the number of public investors, the amount of trading interest in the securities, the nature and extent of the activities of the issuer, the income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. In the March 2001 Update, the Commission indicated that stock options are a separate class of equity security and that an issuer with options held by 500 or more persons and assets of more than $10 million would be subject to the registration requirements of Section 12(g) of the Exchange Act, unless an exemption or other relief from those registration requirements were granted.

Assuming that the Company has become subject to the registration requirements of Section 12(g) as a result of the number of persons holding options granted under the Stock Plan, there are still no public investors in the Company's common stock, and neither the common stock nor the options are publicly traded. We believe the history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under such circumstances.

Accordingly, we believe that it would be appropriate for the Commission to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for any and all options granted under the Stock Plan.

Number of Public Investors

Section 12(h) of the Exchange Act specifies a number of factors to be considered in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. On this point, it is important to note that neither the option grants made under the Stock Plan nor the option grants to be made in the future under the Stock Plan have required or will require the optionee to make any investment decision with respect to those securities. The options are granted without any cash payment or other tangible consideration required of the optionees. Accordingly, the optionees should not in their capacity as option holders be considered to be investors in the Company. It is true, however, the option holders under the Stock Plan have the ability to exercise their options currently and by doing so would become investors in the Company. In the March 2001 Update, the Commission specifically indicated that it would consider granting relief even in situations where options are immediately exercisable. Moreover, because of the lack of liquidity for the shares of the Company's common stock purchasable under those options, the Company does not expect a substantial number of the option holders under the Stock Plan to exercise their options until a liquidity event such as an IPO does in fact occur. The Company acknowledges that certain optionees previously exercised their options around the time the Company filed its now withdrawn registration statement for the contemplated IPO. The Company notes, however, that all shares acquired upon exercise of those options, as well as any other options that might actually be exercised before an actual IPO, will be subject to the Company's right of first refusal in the event of any proposed sale or other disposition of those shares. As previously indicated, the Company undertakes either to exercise those first refusal rights with respect to all such proposed sales or dispositions during the period the exemptive relief request by this letter is in effect or to assign those rights to one or more affiliates of the Company who commit to exercise those rights. As a result, no market will develop for the resale of the shares purchased under those options unless and until there is an IPO. For these reasons, the Company does not expect that the currently outstanding options under the Stock Plan will result in any significant number of public investors in the Company.

In connection with an initial public offering of the common stock, the Company will become subject to the reporting requirements of the Exchange Act and will file the appropriate Exchange Act registration statement for its common stock. In addition, the Company would be able to register the common stock issuable pursuant to outstanding options under the Stock Plan on a Form S-8 registration statement, and an appropriate prospectus would be delivered to all option holders prior to the time those options were exercised.

On the other hand, were the Company to become the subject of a Change in Control transaction, then one of the following events would transpire:

(a) If the Company were acquired by an entity subject to the reporting requirements of the Exchange Act and the options were, as part of that acquisition, assumed by the acquiring entity and converted into options for shares of that entity's common stock, then the Company believes that the options would in effect be treated in the same manner as in an IPO situation. The acquiring company would register the shares issuable under the assumed options on a Form S-8 registration statement, and the appropriate Securities Act prospectus would be delivered to the holders of those assumed options prior to exercise.

(b) Under the terms of the Stock Plan, the acquiring company, whether or not subject to the Exchange Act, would have the right to cancel the outstanding options under the Stock Plan for a cash payment equal to the amount by which the fair market value of the option shares immediately prior to the Change in Control transaction exceeds the exercise price payable for those shares. Such a cash-out of the options would not involve any investment decision on the part of the option holders and would eliminate any necessity for the acquiring company to register those options under the Exchange Act.

(c) Should the options under the Stock Plan be assumed by an entity which is not at the time subject to the requirements of the Exchange Act and thereby be converted into shares of that entity's common stock, the Company hereby undertakes to require as a condition to the closing of the Change in Control transaction that the acquiring entity either register those options as a class of equity securities under the Exchange Act so that the holders of those assumed options will become entitled to the periodic information required to be delivered under the Exchange Act to such security holders or that such entity would continue to comply with all the conditions to the exemptive relief provided the Company pursuant to this letter request.

The Stock Plan also contains provisions which allow terminating employees to retain their options, to the extent those options are vested at the time of such termination, rather than require such individuals to forfeit those vested options upon their termination of employment, however, such provisions should not be deemed to create a class of public investors. First, those terminated employees are not required to make any investment decision with respect to their options until such options are exercised. They are not compelled to commit any funds to the Company upon their termination of employment and can continue to defer any actual investment decision on that part until the options are exercised. Although the employment relationship will have terminated, those individuals will, as indicated below, continue to be provided with financial information concerning the Company during the period their options remain outstanding and will be apprised of major corporate events such as an IPO or a Change in Control transaction. Outstanding options cannot be transferred or assigned, except by will or the laws of inheritance following the optionee's death and any such transferees will acquire such options subject to the same transfer restriction as then in effect. Finally, pursuant to the March 2001 update, the Commission has indicated that permitting former employees to retain their vested options would not preclude the Commission from granting the relief requested hereunder.

Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in the issuer's equity securities. The options which the Company has granted under the Stock Plan are not transferable other than by will or the laws of inheritance following the optionee's death. Although the outstanding options under the Stock Plan are immediately exercisable for the underlying shares of the Company's common stock, those shares are not, in effect, freely transferable because they are first subject to the Company's repurchase rights upon the optionee's termination of service prior to vesting in those shares and then to the Company's right of first refusal with respect to any proposed sale or disposition of the shares in which the optionee does vest. As indicated, the Company will undertake to exercise such rights for all vested and unvested shares for which those rights become exercisable during the period the Company is relying on the requested exemptive relief under Section 12(h) of the Exchange Act or will, alternatively, assign its first refusal rights to one or more affiliates of the Company who commit to exercise those rights. As a result of these various transfer restrictions and the repurchase and first refusal rights possessed by the Company, there will be no opportunity for any trading in the options or the option shares to take place, or any trading interest in those securities to develop, before an IPO.

Nature of Issuer

The last factor mentioned in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. Substantially all of the Company's assets and income are either attributable to preferred stock investments made in the Company by certain institutional investors or derived from its business operations. As indicated, the Company has raised a total of approximately $265 million in equity funding through the issuance of shares of the Company's Series A, Series A-1, Series B, Series B-1, Series C, Series C-1, Series D-1 and Series D-2 preferred stock. The investors in the Company's preferred stock all qualify as accredited investors under the Securities Act and acquired their equity interests in private placement transactions under Section 4(2) of the Securities Act. These investors are also bound by a stockholders agreement that regulates share transfers and certain aspects of corporate control. Options under the Stock Plan are not expected to provide any substantial funding to the Company and are designed to serve as a compensation vehicle and not as a mode of capital-raising.

We acknowledge that were there sufficient public ownership of the Company's securities or a trading interest in those securities, then consideration of the size or nature of the Company's business would not alone justify granting relief from the registration requirements of Section 12(g). However, because the Company has no public investors and there is no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Stock Plan.

Information Available to Option Holders

As a private company, the Company has not routinely distributed its financial statements to all of its stockholders. However, for so long as the Company is relying on the relief granted pursuant to this request and in accordance with the guidelines set forth by the Commission in the March 2001 Update, the Company will undertake to deliver to each optionee and each holder of common stock received upon the exercise of an option under the Stock Plan, whether a current or former employee, essentially the same Exchange Act registration statement, annual report and quarterly report information they would have received had the Company registered the options issuable under the Stock Plan under Section 12 of the Exchange Act, including the following: (i) an annual report containing essentially the same information contained in a Form 10-K, including audited annual financial statements of the Company and its consolidated subsidiaries for each fiscal year beginning after the date this request is granted, prepared in accordance with generally accepted accounting principles ("GAAP"), delivered no later than 120 days after year end, (ii) quarterly reports containing essentially the same information contained in a Form 10-Q, including unaudited quarterly financial statements of the Company and its consolidated subsidiaries for each fiscal quarter beginning after the date this request is granted, prepared in accordance with GAAP, delivered no later than 60 days after quarter end, (iii) equivalent Exchange Act registration statement information as the Company would have provided had it registered the class of securities under Section 12, delivered promptly after the date this request is granted, (iv) upon request such other information as is provided generally to all of the Company's stockholders and (v) upon request the Company's books and records, including corporate governance documents, to the same extent the Company is obligated to make such books and records available to the Company's stockholders, subject in all cases to the optionee's signing an appropriate confidentiality agreement; provided, however, in the event such party is unwilling or unable to execute a confidentiality agreement, the Company agrees to make such information available for inspection by such party during normal business hours from the stock option administrator or human resources personnel at the Company's corporate headquarters in Denver, Colorado, and any other of the Company's business locations where holders of options under the Stock Plan work.

The above described information requirements will terminate once the Company becomes a reporting company under the Exchange Act. At that time, the Company will comply with the information requirements contained in the Exchange Act and the rules thereunder.

PRIOR GRANTS OF EXEMPTIVE RELIEF

The Commission staff has previously granted no-action relief to numerous other applicants with more than 500 option holders. *See, e.g.,* Tality Holdings, Inc., SEC No-Action Letter (September 19, 2001); Gen-Probe Incorporated, SEC No-Action Letter (August 15, 2001); NewSouth Holdings, Inc., SEC No-Action Letter (August 6, 2001); AMIS Holdings, SEC No-Action Letter (July 30, 2001); Mitchell International Holding, Inc., SEC No-Action Letter (December 27, 2000) and General Roofing, SEC No-Action Letter (April 5, 2000). Generally, the requirements established in those letters, together with the March 2001 Update, include the following:

1. Options have been and will be granted under the Stock Plan only to employees, non-employee directors and such other eligible participants of the Company and its majority-owned subsidiaries that would qualify to receive options under Rule 701.

2. Options could be issued under the Stock Plan without consideration, and at fair market value exercise prices, for the purposes of incentivizing employees to work to improve share value.

3. Holders of options granted under the Stock Plan are under no obligation to exercise those options.

4. Options granted under the Stock Plan are non-transferable, except by will or the laws of descent or distribution.

5. The stock received on exercise of the options is not freely transferable and is subject to the Company's right of first refusal and in the case of unvested shares, the Company's right of repurchase. Pursuant to the Company's commitments under this letter, those rights will be exercised by the Company or one or more affiliates of the Company in order to ensure that no trading market develops for this security.

6. The Company has agreed to make the required undertakings relative to the delivery of equivalent Exchange Act registration statement and financial information as the Company would have provided had it registered the class of securities under Section 12 of the Exchange Act.

There are, however, certain factual differences between this request for relief and several of the prior requests for relief identified above. We do not believe that those differences are material to the analysis supporting the relief we are requesting, especially in light of the clarifications provided by the Commission in its March 2001 Update.

Conclusion

Because of the absence of both public investors and trading interest with respect to the Company's securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act with respect to the options to be granted under the Stock Plan. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from the registration requirements of Section 12(g) of the Exchange Act with respect to the options to be granted under the Stock Plan.

We further request that this order or grant of no-action relief remain in effect until the date the Company first registers any class of its securities under the Securities Act or until the Company becomes subject to the reporting requirements of the Exchange Act with respect to any class of its securities. At that time, the Company will also file a Securities Act registration statement for the common stock issuable upon exercise of the outstanding options under the Stock Plan.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Commission's staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (303) 410-2014.

Very truly yours,

Richard R. Plumridge

cc: Arthur H. Zeile
President & CEO, InFlow Group, Inc.
Debra O'Connor, Esq.
General Counsel, InFlow Group, Inc.